Exhibit 99.1

TeliaSonera: New Board of Xfera; Johan Andsjo Appointed President

On June 29, the General Assembly of Xfera Elected a New Board of Directors

STOCKHOLM, Sweden--(BUSINESS WIRE)--June 30, 2006--TeliaSonera (NASDAQ:TLSN) (HEX:TLS1V) (STO:TLSN):

The Board comprises:

Chairman - Angel Garcia Altozano, Corporate General Manager of the ACS Group responsible for finance, corporate development and financial shareholdings.

Kenneth Karlberg, President of TeliaSonera Norway, Denmark and Baltic Countries.

Erik Hallberg, Senior Vice President, Responsible for TeliaSonera Baltic countries.

Michael Grant, Senior Vice President, responsible for TeliaSonera Corporate Mergers & Acquisitions, and Holding.

Johan Andsjo, newly appointed President of Xfera.

At the Board Meeting following the General Assembly, Mr Johan Andsjo, 34, was appointed President of Xfera.

Mr Andsjo has a vast experience within the field of mobile operations and from start-up situations. Between 1998 and 2000 he was Head of the Technical Development for the roll-out of the Tess mobile operations in Brazil as well as General Manager during the establishment of the Tess Internet Services, an operator-independent value added services provider. Recently he has been responsible for the mobile business area within TeliaSonera Sweden. Mr Andsjo has also held several other managerial positions in TeliaSonera within the fields of mobile operations, including; Pan-Nordic change management and synergy realisation, value added services, mobile networks as well as strategy and business development.

Mr Andsjo, who will be based in Madrid, will lead the Xfera organisation as well as the project team from the Nordic countries, which has already commenced its work.

"To me the Spanish mobile market represents important opportunities. There is room for an additional operator and Xfera has already made a lot of the work needed to be able to make a successful launch as well as meeting the license conditions. On Monday the existing Xfera organisation will together with the TeliaSonera project team restart the roll-out of the Xfera operations. I am convinced that we will be able to create new really interesting offerings when it comes to mobile services in Spain," says Johan Andsjo, President of Xfera.

Mr Jose Maria del Corro Garcia-Lomas the present Chief Financial Officer will stay in Xfera and continue in his present role. Prior to being CFO of Xfera Jose Maria was CFO of EADS Spain and before that the president of Airbus finance corporation.

In addition, Mr Johan Hall has been appointed Chief Technology Officer with responsibility for Networks and IT technology. Mr Hall has a wide experience of managing both mobile and fixed-line start-ups in several countries and for a number of different operators.  Mr Hall's most recent assignment was as President of Svenska UMTS-nat AB (SUNAB), which is the joint venture between TeliaSonera and Tele2, responsible for the roll-out and management of the joint UMTS-network in Sweden. On behalf of TeliaSonera, Mr Hall managed the start-up of the mobile operator Tess in Brazil. Earlier he was in charge of Deutsche Telekom's mobile and fixed line operations in the Philippines. He has also started a number of Millicom's mobile operations in Asia.

Xfera will continue to make use of the competence of Mr Antonio Canton, who has been President of Xfera since 2001. Mr Canton will remain as an advisor to the company and Mr Andsjo for an initial period of one year.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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CONTACT: TeliaSonera AB
Carina Kampe, (0)8-713 58 30